[	News Release
TSX:RMX | NYSE Amex:RBY October 22, 2009

Rubicon Continues to Expand F2 Gold Zone, Red Lake, Ontario
-High Grade intersections at 4,500 feet below surface including 2.35 oz/ton gold over 2.3 feet-
-Other intercepts include 0.41oz/ton gold over 13.1 feet, 13.34 oz/ton gold over 1.6 feet-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to provide an update of drill results at its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. New results continue to expand the F2 Gold system, where 83,500 metres of drilling have been completed to date (see news releases since March 12, 2008 and www.rubiconminerals.com for details). Significant new results are summarized below and all new results are presented in Table 1 and Figures 1 and 2.

•
Drill hole F2-64-W1 has returned several intercepts hosted in F2 basalts at a vertical depth of between 4,426 and 4,540 feet below surface (1,349 and 1,384 metres). These include 2.35 oz/ton gold over 2.3 feet (80.7 g/t gold over 0.7 metres) and associated lower grade gold mineralization. These represent the deepest high-grade hits to date and confirm the depth potential of the F2 gold system.

•
Drill hole F2-122-13 intersected several gold bearing zones including 0.41 oz/ton gold over 13.1 feet (14.1g/t gold over 4.0 metres). These zones are approximately 230 feet (70 metres) northwest of the extensive high-grade intercept reported from F2-122-10 on September 14th , 2009 (0.83 oz/ton over 59.1 feet (28.4/ g/t gold over 18.0 metres)). Drill hole F2-122-13 thus significantly extends gold mineralization in this area.

•
Drill hole F2-80-W2 was designed to test an area approximately 295 feet (90 metres) above the F2-122-10 intercept noted above. It contains several high-grade intervals and broad gold sections further confirming the robust nature of the gold system in this area. Intercepts include 1.5 oz/ton gold over 4.9 feet (35.9 g/t gold over 1.5 metres) and 0.14 oz/ton gold over 47.9 feet (4.7g/t over 14.6 metres). Hole F2-80-W2 is a wedge hole drilled from master hole F2-80. F2-80 intersected 1.78 oz/ton gold over 1.6 feet (61.0 g/t gold over 0.5 metres) approximately 623 feet (190 metres) above F2-122-10. Hole F2-80-W1 did not reach its target due to hole deviation.

•
Drill holes F2-122-09, F2-122-12 and F2-122-15 tested undrilled ‘gaps’ northeast of the core area of drilling (see Figures 1 and 2). These holes returned impressive intercepts including very high-grade 13.34 oz/ton gold over 1.6 feet (457.4 g/t gold over 0.5 metres), 0.70 oz/ton gold over 3.3 feet (24.0 g/t gold over 1.0 metre) and 0.90 oz/ton gold over 3.3 feet (30.7g/t gold 1.0 metre).

•
Drill hole F2-77, drilled to the northeast of the F2 Zone intersected 1.44 oz/ton gold over 1.6 feet (49.5 g/t gold over 0.5 metres) extending the F2 system to the northeast approximately 584 feet (178 metres) from the closest previous intercept.

“These current drill results demonstrate important extensions to the depth potential and strike length potential of the F2 gold system and continue to fill in the 9X target area with new and significant gold intercepts. The system remains open in all directions and the recent F2-77 gold intercept extends the F2 system beyond our current 9X target areas.” said David Adamson, President and CEO.

On March 30, 2009, Rubicon announced an 80,000-metre drill program designed to expand the known extent of the F2 Zone gold system. This planned drill program is testing a 1200-metre by 1600-metre target area, and is referred to as the ‘9X drill plan’ as outlined in Figures 1 and 2.

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
122-09		457.4	0.5	13.34	1.6
122-11	Anomalous
122-12	249	24.0	1.0	0.70	3.3
122-12	326	7.9	4.0	0.23	13.1
incl.	326	23.1	1.0	0.67	3.3
122-13	658	14.1	4.0	0.41	13.1
incl.	658	73.6	0.5	2.15	1.6
and incl.	659	18.4	1.0	0.54	3.3
122-13	679	3.1	4.1	0.09	13.4
122-13	940	3.0	6.8	0.09	22.3
122-13	953	3.7	6.3	0.11	20.7
122-15	327	8.4	2.5	0.24	8.2
incl.	328	28.2	0.5	0.82	1.6
122-15	358	5.5	2.5	0.16	8.2
122-15	485	16.0	2.0	0.47	6.6
incl.	485	30.7	1.0	0.90	3.3
F2-76	Anomalous
F2-77	383	49.5	0.5	1.44	1.6
F2-79	Anomalous
F2-80	486	61.0	0.5	1.78	1.6
F2-80-W1	Did not test/reach target
F2-80-W2	488	35.9	1.5	1.05	4.9
F2-80-W2	501	36.1	0.5	1.05	1.6
F2-80-W2	527	4.7	5.1	0.14	16.7
F2-80-W2	551	4.7	14.6	0.14	47.9
incl.	551	12.4	1.0	0.36	3.3
F2-64-W1	1349	80.7	0.7	2.35	2.3
F2-64-W1	1384	6.3	3.9	0.18	12.8
incl.	1384	20.1	0.9	0.59	3.0

Holes with the prefix ‘122’ were drilled from underground, all other holes are drilled from surface.
Assays are uncut. Results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold. Anomalous means at least one intercept >2.5g/t gram gold x metre product and greater than 2.0 g/t gold.
A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 23.8% of the issued shares of the Company.

Figure 2: Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
122-12
24.0 / 1.0
122-09
457.4 / 0.5
122-12
7.9 / 4.0
incl 23.1 / 1.0
122-15
8.4 / 2.5
incl 28.2 / 0.5
122-15
5.5 / 2.5
F2-80
61.0 / 0.5
F2-80-W2
35.9 / 1.5
122-15
16.0 / 2.0
incl 30.7 / 1.0
F2-77
49.5 / 0.5
F2-80-W2
36.1 / 0.5
F2-80-W2
4.7 / 5.1
F2-80-W2
4.7 / 14.6
incl. 12.4 / 1.0
122-13
14.1 / 4.0
incl. 73.6 / 0.5
and 18.4 / 1.0
122-13
3.1 / 4.1
122-13
3.0 / 6.8
122-13
3.7 / 6.3
F2-64-W1
80.7 / 0.7
F2-64-W1
6.3 / 3.9
incl 20.1 / 0.9
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63B
14.0 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch All assay data has been verified by the Qualified Person prior to disclosure. Gold standards were prepared by CDN Resource Laboratories Ltd. Terry Bursey, P.Geo., as Regional Manager and the project Qualified Person under the definition of NI 43-101, supervised all work programs and prepared or supervised the preparation of the information that forms the basis for this press release.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR09-18                                                       For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.